                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.    20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER


                                                                   CUSIP NUMBER


(CHECK ONE):   ( x )  Form 10-K    (   )  Form 20-F    (   )   Form 11-K
               (   )   Form 10-Q   (   )   Form N-SAR
     For Period Ended:  DECEMBER 31, 1994
     (   )   Transition Report on Form 10-K
     (   )   Transition Report on Form 20-F
     (   )   Transition Report on Form 11-K
     (   )   Transition Report on Form 10-Q
     (   )   Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I  -  REGISTRANT INFORMATION

     Aircoa Hotel Partners, L.P.
     ---------------------------------------------------------------------------
     Full Name of Registrant

--------------------------------------------------------------------------------


     ---------------------------------------------------------------------------
     Former Name if Applicable


     5775 DTC Boulevard, Suite 300
     ---------------------------------------------------------------------------
     Address of Principal Executive Office (STREET AND NUMBER)

     Englewood, Colorado 80111
     ---------------------------------------------------------------------------
     City, State and Zip Code

PART II  -  RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
/x/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1994 by the March 31, 1995 due date without undue effort or expense. The reasons for the Registrant's inability to complete its Annual Report by March 31, 1995 relate to the efforts of the Registrant's General Partner to negotiate a commitment with a bank lender to refinance the registrant's present first mortgage loan on all of its hotel properties. The mortgage loan which is due to be repaid no later than July 1995 accounts for a significant portion of the Registrant's indebtedness. Senior management personnel of the General Partner and members of the General Partner's staff who would ordinarily be involved in the preparation and internal review of the Form 10-K have been unable to complete their work on the Form 10-K as a result of the intensive efforts required to prepare and provide necessary financial and other information to the bank lender. The finalization of the terms of the mortgage commitment would have a significant impact on the financial statement disclosures and Management's Discussion and Analysis in the Form 10-K. The Registrant expects to finalize its negotiations with the bank lender shortly and will file its Form 10-K as soon as practicable, but in no event later than Monday, April 17, 1995.

PART IV  -  OTHER INFORMATION

     ( 1 ) Name and telephone number of person to contact in regard to this notification

               Douglas M. Pasquale EVP/CFO    303                 220-2000
               ---------------------------   -----------    --------------------
                        ( Name )            ( Area Code )   ( Telephone Number )

     ( 2 ) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                             ( x )  YES   (   )  NO

     ( 3 ) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             (   )  YES   ( x )  NO

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Aircoa Hotel Partners, L.P.
--------------------------------------------------------------------------------
                 ( Name of Registrant as Specified in Charter )

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      March 31, 1995                  By       /s/ Douglas M. Pasquale
     ------------------------                -----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3 A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.